Exhibit 8.1

LIST OF PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Alpine Bioscience Ltd	British Virgin Islands
Adlai Nortye Pte. Ltd.	Singapore
Adlai Nortye (HK) Limited	Hong Kong
Adlai Nortye (Switzerland) AG	Switzerland
Adlai Nortye Biopharma Co., Ltd.	PRC
Adlai Nortye USA INC	United States
Shanghai Adlai Nortye Biopharma Co., Ltd.	PRC